**Filing ID:** 8000550 (Please retain this number for further inquiries regarding this form)
**Submitted By:** kklebe
**Submitted Date:** Mon Mar 09 17:15:58 EDT 2026

All fields marked with * are mandatory.

**Annual Audit Notice Information:**

FINRA reminds member firms that the SEC has updated the Facing Page and Oath or Affirmation that member firms are required to file with their annual report pursuant to SEA Rule 17a-5. All firms must use the amended Facing Page and Oath or Affirmation beginning for fiscal years ending October 31, 2021. The updated Facing Page and Oath or Affirmation is available on the SEC website.

Broker-dealers are reminded that effective for fiscal years ending on or after June 1, 2014, the Annual Reports must include either: (1) an exemption report and a report prepared by an independent public accountant based on a review of the statements in the exemption report if the broker-dealer claimed that it was exempt from Rule 15c3-3 under the Securities Exchange Act of 1934 throughout the most recent fiscal year; or (2) a compliance report and a report prepared by an independent public accountant based on an examination of certain statements in the compliance report if the broker-dealer did not claim that it was exempt from Rule 15c3-3 throughout the most recent fiscal year.

For more information on these requirements, see SEC Release No. 34-70073 available at http://www.sec.gov/rules/final/2013/34-70073.pdf .

**Annual Audit Filing Guidelines (effective February 2016):**

Pursuant to SEA Rule 17a-5(d)(6), a broker-dealer required to prepare an annual audit report must file the report at the regional office of the Commission, the Commission's principal office in Washington, DC, the principal office of its designated examining authority, and with the Securities Investor Protection Corporation ("SIPC") if the broker or dealer is a member of SIPC. Copies of the reports must be provided to all self-regulatory organizations ("SROs") of which the broker or dealer is a member, unless the SRO by rule waives this requirement. In an attempt to reduce redundancies and to streamline the filing requirements regarding SEA Rule 17a-5(d), FINRA has worked with the exchanges for which FINRA currently performs regulatory services to facilitate a single filing of annual audit reports, which eliminates the need for multiple filings in most cases.

Effective February 20, 2021, your firm's electronic submission of the annual audit report to FINRA via Firm Gateway satisfies any requirement under SEA Rule 17a-5(d)(6) that it be submitted to the following SROs:

24X National Exchange LLC

BOX Options Exchange, LLC

Cboe BZX Exchange, Inc., Cboe BYX Exchange, Inc.

Cboe Exchange Inc., Cboe C2 Exchange, Inc.

Cboe EDGA Exchange Inc., Cboe EDGX Exchange, Inc.

Investors Exchange LLC (IEX)

**Long-Term Stock Exchange, Inc.**

**MEMX LLC**

**Miami International Securities Exchange, LLC, MIAX Emerald, LLC, MIAX Pearl, LLC, MIAX Sapphire, LLC**

**Nasdaq ISE, LLC, Nasdaq GEMX, LLC, Nasdaq MRX, LLC**

**Nasdaq Stock Market, LLC, Nasdaq BX, Inc., NASDAQ PHLX LLC**

**New York Stock Exchange LLC, NYSE American LLC**

**NYSE Arca, Inc., NYSE Texas, Inc., NYSE National, Inc.**

FINRA may share a copy of the submitted Annual Audit with any SRO(s) listed above of which your firm is a member. If you are a member of an SRO that is not listed above and that has not waived the filing requirement by rule, you must continue to file directly with such SRO.

Name of Auditor*

Sanville & Company

PCAOB #*

169

Auditor Address - Street*

1514 Old York Road

City*

Abington

State*

PA

Zip Code*

19001

Auditor Main Phone Number*

215-884-8460

Lead Audit Partner Name*

Nathan Hartgraves

Lead Audit Partner Direct Phone Number*

214-738-1998

Lead Audit Partner Email Address*

nhartgraves@sanvilleco.com

FYE: 2025-12-31

**Below is a list of _required_ documents. Please check to indicate the document is attached.***

FINRA reminds member firms that the SEC has updated the Facing Page and Oath or Affirmation that member firms are required to file with their annual report pursuant to SEA Rule 17a-5. All firms must use the amended Facing Page and Oath or Affirmation beginning for fiscal years ending October 31, 2021. The updated Facing Page and Oath or Affirmation is available on the **SEC website**.

Facing Page [Form X-17A-5 Part III]

An Oath or Affirmation [SEA Rule 17a-5(e)(2)]

Independent Public Accountant's Report [SEA Rules 17a-5(g)(1),17a-5(i)(2) and (3)]

Statement of Financial Condition [SEA Rule 17a-5(d)(2)(i)]

Statement of Income [SEA Rule 17a-5(d)(2)(i)]

Statement of Cash Flows [SEA Rule 17a-5(d)(2)(i)]

Statement of Changes in Stockholder's or Partner's or Sole Proprietor's Equity [SEA Rule 17a-5(d)(2)(i)]

Notes to Financial Statements (Include Summary of Financial Data of Subsidiaries if applicable [SEA Rule 17a-5(d)(2)(i)])

Computation of Net Capital [SEA Rule 17a-5(d)(2)(ii)]

Reconciliation of Computation of Net Capital Under SEA Rule 15c3-1 or Applicable Statement [SEA Rule 17a-5(d)(2)(iii)]

## SEA Rule 15c3-3 *(Select ONLY One)* See Annual Audit Notice Information above.

Exemption Report [SEA Rule 17a-5(d)(4)] **AND** Independent Public Accountant's Review of the Exemption Report [SEA Rule 17a-5(g)(2)(ii)]

Compliance Report [SEA Rule 17a-5(d)(3)] **AND** Independent Public Accountant's Examination of the Compliance Report **AND** Computation of Determination of the Reserve Requirements [SEA Rule 17a-5(d)(2) (ii)] **AND** Reconciliation of Computation for Determination of the Reserve Requirements Under Exhibit A of SEA Rule 15c3-3 or Applicable Statement [SEA Rule 17a-5(d)(2)(iii)] **AND** Information Relating to the Possession or Control Requirements Under SEA Rule 15c3-3 [SEA Rule 17a-5(d)(2)(ii)]

**The items below *may be required* based on the business of the firm. Please check to indicate the document is attached.**

Statement of Changes in Liabilities Subordinated to Claims of General Creditors [SEA Rule 17a-5(d)(2)(i)]

For Dual FINRA/CFTC Members which are FCMs, a Schedule of Customer Segregated Funds

For Alternative Net Capital (ANC) Filers, Supplemental Report on Management Controls [SEA Rule 17a-5(k)]

Attach Audit:* 2025 IFD.pdf 656634 bytes

# INTEGRITY FUNDS DISTRIBUTOR, LLC
## (A WHOLLY-OWNED SUBSIDIARY OF
## CORRIDOR INVESTORS, LLC)

FINANCIAL STATEMENTS

AS OF

DECEMBER 31, 2025

WITH

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM'S REPORT

# INTEGRITY FUNDS DISTRIBUTOR, LLC
## (A WHOLLY-OWNED SUBSIDIARY OF CORRIDOR INVESTORS, LLC)

### TABLE OF CONTENTS

OMB APPROVAL

OMB Number: 3235-0123
Expires: Nov. 30, 2026
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hours per response: 12

# ANNUAL REPORTS
# FORM X-17A-5
# PART III

SEC FILE NUMBER

## FACING PAGE
**Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934**

FILING FOR THE PERIOD BEGINNING **1/1/2025** AND ENDING **12/31/25**

(MM/DD/YY)          (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **Integrity Funds Distributor, LLC**

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer     ☐ Security-based swap dealer     ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

**1 North Main Street**

(No. and Street)

| Minot | ND | 58703 |
|---|---|---|
| (City) | (State) | (Zip Code) |

PERSON TO CONTACT WITH REGARD TO THIS FILING

| Shannon Radke | 701-712-8827 | sradke@integrityviking.com |
|---|---|---|
| (Name) | (Area Code – Telephone Number) | (Email Address) |

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

**Sanville & Company**

(Name – if individual, state last, first, and middle name)

| 1514 Old York Road | Abington | PA | 19001 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

| 09/18/03 | 169 |
|---|---|
| (Date of Registration with PCAOB)(if applicable) | (PCAOB Registration Number, if applicable) |

**FOR OFFICIAL USE ONLY**

\* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

# OATH OR AFFIRMATION

I, __Shannon Radke_____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of __Integrity Funds Distributor, LLC_____, as of __12/31_____, 2 _25___, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _____

Title:
President

*Carla Brown*

```
CARLA BROWN
Notary Public
State of North Dakota
My Commission Expires March 25, 2026
```

This filing** contains (check all applicable boxes):

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ■ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ■ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*



**Sanville & Company LLC**

Philadelphia | New York | Dallas


**Report of Independent Registered Public Accounting Firm**


To the Member and Those Charged With Governance
Integrity Funds Distributor, LLC

**Opinion on the Financial Statements**
We have audited the accompanying statement of financial condition of Integrity Funds Distributor, LLC (the Company) as of December 31, 2025, the related statements of operations, changes in member's equity, and cash flows for the year then ended, and the related notes to the financial statements (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

**Basis for Opinion**
These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

**Supplemental Information**
The supplementary information contained in Schedule I, Computation of Net Capital Under SEC Rule 15c3-1, Schedule II, Computation for Determination of Reserve Requirements Under SEC Rule 15c3-3, and Schedule III, Information Relating to the Possession or Control Requirements Under SEC Rule 15c3-3 has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the


325 North Saint Paul Street
Suite 3100
Dallas, Texas 75201
214.738.1998


responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplementary information contained in Schedule I, Computation of Net Capital Under SEC Rule 15c3-1, Schedule II, Computation for Determination of Reserve Requirements Under SEC Rule 15c3-3, and Schedule III, Information Relating to the Possession or Control Requirements Under SEC Rule 15c3-3 is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Company's auditor since 2014.

*Sanville & Company, LLC*

Sanville & Company, LLC
Dallas, Texas
March 5, 2026

# INTEGRITY FUNDS DISTRIBUTOR, LLC
### (A WHOLLY-OWNED SUBSIDIARY OF CORRIDOR INVESTORS, LLC)
STATEMENT OF FINANCIAL CONDITION
December 31, 2025

### *ASSETS*

| ASSETS | | |
|---|---|---|
| Cash and cash equivalents | $ | 715,125 |
| Due from Funds | | 173,713 |
| Accounts receivable | | 441 |
| Deferred sales commissions | | 139,878 |
| Prepaid assets | | 16,688 |
| | | |
| TOTAL ASSETS | $ | 1,045,845 |

### *LIABILITIES AND MEMBERS' EQUITY*

| LIABILITIES | | |
|---|---|---|
| Commissions and fees payable | $ | 260,817 |
| Accrued expenses | | 151,348 |
| | | |
| TOTAL LIABILITIES | | 412,165 |
| | | |
| MEMBERS' EQUITY | | 633,680 |
| | | |
| TOTAL LIABILITIES AND MEMBERS' EQUITY | $ | 1,045,845 |

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

# INTEGRITY FUNDS DISTRIBUTOR, LLC
## (A WHOLLY-OWNED SUBSIDIARY OF CORRIDOR INVESTORS, LLC)
### STATEMENT OF OPERATIONS
### FOR THE YEAR ENDED DECEMBER 31, 2025

| | | |
|---|---|---:|
| **INCOME** | | |
| Fee Income | $ | 1,952,329 |
| Commission and underwriting income | | 130,469 |
| Interest income | | 14,643 |
| Total income | | 2,097,441 |
| | | |
| **EXPENSES** | | |
| Commission and fee expense | | 1,518,830 |
| Compensation and benefits | | 1,918,528 |
| Professional fees | | 177,946 |
| Equipment rental and management fee | | 152,000 |
| Meals, lodging, and entertainment | | 188,311 |
| Dues and subscriptions | | 45,634 |
| Revenue sharing | | 66,207 |
| Computer supplies and programs | | 6,397 |
| License, fees, and registrations | | 24,754 |
| Printing and postage | | 13,868 |
| Advertising and promotion | | 43,725 |
| Rent | | 9,600 |
| Telephone | | 9,408 |
| Other expenses | | 8,705 |
| Office supplies | | 9,766 |
| Insurance | | 1,240 |
| Total expenses | | 4,194,919 |
| | | |
| **NET LOSS** | $ | (2,097,478) |

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

# INTEGRITY FUNDS DISTRIBUTOR, LLC
(A WHOLLY-OWNED SUBSIDIARY OF CORRIDOR INVESTORS, LLC)
STATEMENT OF CHANGES IN MEMBERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2025

|  |  | Members' Equity |
|---|---|---|
| BALANCE, JANUARY 1, 2025 | $ | 731,158 |
| Additions |  | 2,000,000 |
| Net loss |  | (2,097,478) |
| BALANCE, DECEMBER 31, 2025 | $ | 633,680 |

# INTEGRITY FUNDS DISTRIBUTOR, LLC
## (A WHOLLY-OWNED SUBSIDIARY OF CORRIDOR INVESTORS, LLC)
### STATEMENT OF CASH FLOWS
### FOR THE YEAR ENDED DECEMBER 31, 2025

| | | |
|---|---|---:|
| **CASH FLOWS FROM OPERATING ACTIVITIES** | | |
| Net loss | $ | (2,097,478) |
| Adjustments to reconcile net loss to net cash used in operating activities: | | |
| Amortization of deferred sales commissions | | 8,859 |
| Effects on operating cash flows due to changes in: | | |
| Due from Funds | | (11,447) |
| Accounts receivable | | (277) |
| Prepaid assets | | (1,460) |
| Commissions and fees payable | | 688 |
| Accounts payable and accrued expenses | | 53,254 |
| Net cash used in operating activities | | (2,047,861) |
| | | |
| **CASH FLOWS FROM FINANCING ACTIVITIES** | | |
| Additions by member | | 2,000,000 |
| Net cash by financing activities | | 2,000,000 |
| | | |
| NET INCREASE IN CASH AND CASH EQUIVALENTS | | (47,861) |
| | | |
| CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR | | 762,986 |
| | | |
| CASH AND CASH EQUIVALENTS AT END OF YEAR | $ | 715,125 |
| | | |
| Supplemental disclosures of cash flow information | | |
| Cash paid during the year for: | | |
| Interest | $ | - |
| Income Tax | $ | - |

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

## NOTE 1 – **NATURE OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES**

The nature of operations and significant accounting policies of Integrity Funds Distributor, LLC are presented to assist in understanding the Company's financial statements.

**Nature of Operations** – The Company is a wholly-owned subsidiary of Corridor Investors, LLC (the "Parent"). Integrity Fund Services, LLC and Viking Fund Management, LLC are also wholly-owned subsidiaries of the Parent. The Company's primary business is as the principal underwriter and distributor of "Integrity Viking Mutual Funds," "Integrity Managed Portfolios," "Viking Mutual Funds", and "The Integrity Funds," hereinafter collectively referred to as "the Funds".

**Cash and Cash Equivalents** - Cash and cash equivalents are distinguished based on liquidity. Liquid investments with maturities greater than three months, if any, are recorded as investments.

**Accounts and Commissions Receivable** – The Company's receivables consist primarily of fees charged to the affiliated funds for distribution services. Management believes all of the receivables are collectible based on historical experience, and has not recorded an allowance for doubtful accounts. The Company does not charge interest on its receivables.

**Deferred Sales Commissions** – Sales commissions paid to financial advisers and broker-dealers on shares sold without a front-end sales charge to investors are generally capitalized and amortized over the periods in which they are generally recovered from related revenues.

**Concentrations** – Substantially all of the Company's revenue is derived from fees charged to the Funds mentioned above. All trade receivables are due from the Funds. The Company is economically dependent upon the operating results of the Funds.

**Income Taxes** – No provision for income taxes is required since the members of Corridor Investors, LLC (the "Parent") report their proportionate share of the Company's taxable income or loss on their respective income tax returns. Such income or loss is proportionately allocated to the members of Corridor Investors, LLC based on their ownership interests. The Company's policy is to evaluate the likelihood that its uncertain tax positions will prevail upon examination based on the extent to which those positions have substantial support within the Internal Revenue Code and Regulations, Revenue Rulings, court decisions and other evidence.

**Revenue Recognition** - The Company earns revenue for selling affiliated mutual funds. The performance obligation is satisfied at the time of each individual sale. A portion of the revenue is based on a fixed rate applied, as a percentage, to amounts invested at the time of sale. The remaining revenue is recognized over the time the client owns the investment and is generally earned based on a fixed rate applied, as a percentage, to the net asset value of the fund. The ongoing revenue is not recognized at the time of sale because it is variably constrained due to factors outside the Company's control including market volatility and client behavior (such as how long the clients hold their investment). The revenue will not be recognized until it is probable that a significant reversal will not occur.

**Use of Estimates** - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 – **RULE 15c3-3**

The Company operates under the provision of Paragraph (k)(1) of Rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of that Rule.

NOTE 3 – **CONCENTRATION OF CREDIT RISK**

The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risks related to cash.

NOTE 4 – **RELATED PARTY TRANSACTIONS**

The transactions between Integrity Funds Distributor, LLC, Corridor Investors, LLC and the Funds are summarized below:

| | |
|---|---|
| Commission and other fee income from the Funds | $ 2,082,798 |
| Commission fees paid to the Funds | $ 230,284 |
| Compensation and benefits paid to Corridor Investors, LLC | $ 1,681,345 |
| Management and equipment rental fees paid to Corridor Investors, LLC | $ 152,000 |
| Rent paid to Corridor Investors, LLC | $ 9,600 |

There was a total receivable of $173,712 due from the Funds on December 31, 2025.

Corridor Investors, LLC purchased its facility on March 30, 2012. Integrity Funds Distributor, LLC entered into an expense sharing agreement with Corridor Investors, LLC on September 24, 2014. The terms of the agreement require that a monthly facility expense of $2,400 shall be shared equally among Viking Fund Management, LLC, Integrity Fund Services, LLC, and Integrity Funds Distributor, LLC. Corridor Investors, LLC is the owner of all equipment and furniture in use by the subsidiaries and charges a monthly equipment and furniture rental expense of $1,000 to Integrity Funds Distributor, LLC. The agreement also requires a monthly management fee to be charged to Integrity Funds Distributor, LLC of $11,667 as a result of the management and administrative compensation costs paid by Corridor Investors, LLC for management and administrative services provided to the subsidiary company.

NOTE 5 – **RULE 15c3-3**

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2025, the Company had net capital of $451,785, which was $424,307 in excess of its minimum requirement net capital of $27,478. The Company's net capital ratio was 0.910 to 1.

NOTE 6 – **ADVERTISING EXPENSE**

Advertising costs are expensed as incurred. Total advertising expenses was $28,300 for the year ended December 31, 2025.

## NOTE 7 – **INCOME TAXES**

It is the opinion of management that the Company has no significant uncertain tax positions that would be subject to change upon examination. The federal income tax return of Corridor Investors, LLC (the "Parent") consolidated with its subsidiaries are subject to examination by the IRS, generally for three years after they were filed.

## NOTE 8 – **SUBSEQUENT EVENTS**

No significant events occurred subsequent to the Company's year-end. Subsequent events have been evaluated through 3/05/2026, which is the date these financial statements were available to be issued.

## NOTE 9 – **Commitments and Contingencies**

The company does not have any commitments, guarantees or contingencies.  The Company is not aware of any threats or other circumstances that may lead to the assertion of a claim at a future date.

## NOTE 10 – **Segment Reporting**

The Accounting Standards Update (ASU) 2023-07 issued by the Financial Accounting Standards Board (FASB) introduced enhancements to segment reporting requirements for public entities, including broker-dealers.  The update aimed to improve the transparency and usefulness of financial disclosures for investors and other stakeholders.  ADU 2023-07 disclosure requirements are effective for fiscal years starting after December 15, 2023.  The chief operating decision maker is the President of the Company and determined that no additional disclosures are required as the Company has only on reportable segment.

SUPPLEMENTAL INFORMATION

# INTEGRITY FUNDS DISTRIBUTOR, LLC
### (A WHOLLY-OWNED SUBSIDIARY OF CORRIDOR INVESTORS, LLC)
### SCHEDULE I
### COMPUTATIONS OF NET CAPITAL UNDER RULE 15c3-1
### OF THE SECURITIES EXCHANGE ACT OF 1934
### AS OF DECEMBER 31, 2025

| | | |
|---|---|---:|
| **NET CAPITAL** | | |
| Total member's equity | $ | 633,680 |
| Less non-allowable assets | | |
| Prepaid assets | | (16,688) |
| Accounts receivable | | (441) |
| Due from Funds | | (24,888) |
| Deferred sales commissions | | (139,878) |
| Net capital | $ | 451,785 |
| **AGGREGATE INDEBTEDNESS** | | |
| Commission and fees payable | $ | 260,817 |
| Accrued expenses and accounts payable | | 151,348 |
| Total aggregate indebtedness | $ | 412,165 |
| **COMPUTATION OF BASIC NET CAPITAL REQUIREMENT** | | |
| Minimum net capital requirement | $ | 27,478 |
| Excess net capital at Minimum net capital requirement | $ | 424,307 |
| Excess net capital at 1000% | $ | 410,569 |
| Ratio: Aggregate indebtedness to net capital | | 0.912 to 1 |
| **RECONCILIATION WITH COMPANY'S COMPUTATION** | | |
| Net capital, as reported in Company's Part II (Unaudited) FOCUS report | $ | 451,785 |
| Net audit adjustments to allowable assets | | - |
| Net capital per above | $ | 451,785 |

1.  Minimum net capital requirements for the Company are the greater of 6 2/3% of aggregate indebtedness or $25,000.

2.  Excess net capital figures at 1500% and 1000% are based on calculated minimum net capital requirements of:

| | | |
|---|---|---:|
| 1500% | $ | 27,478 |
| 1000% | $ | 41,217 |

**Computation for Determination of Reserve Requirements**
**Under Rule 15c3-3 of the Securities and Exchange Commission**
**December 31, 2025**

**Schedule II**

The Company is exempt from the provisions of Rule 15c3-3 in accordance with Section (k)(1).

**Information Relating to the Possession or Control Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2025**

**Schedule III**

The Company is exempt from the provisions of Rule 15c3-3 in accordance with Section (k)(1).



**S&Co** **Sanville & Company LLC**

Philadelphia | New York | Dallas

## Report of Independent Registered Public Accounting Firm

To the Member and Those Charged With Governance
Integrity Funds Distributor, LLC

We have reviewed the accompanying Exemption Report of Integrity Funds Distributor, LLC (the Company) as of and for the fiscal year ended December 31, 2025, in which management asserts that:

The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 pursuant to paragraph (k)(1) throughout the fiscal year ended December 31, 2025 because it acted exclusively as a dealer (including engaging in proprietary trading) and promptly transmitted all customer funds and securities to the clearing broker or other permitted recipient.

Management of the Company is responsible for the assertions in the Exemption Report and for compliance with the applicable requirements.

We conducted our review in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's assertions. Accordingly, we do not express such an opinion.

Based on our review, nothing came to our attention that caused us to believe that management's assertions referred to above are not fairly stated, in all material respects, based on the criteria set forth in paragraph (k)(1) of Rule 15c3-3 under the Securities Exchange Act of 1934.

*Sanville & Company, LLC*

Sanville & Company, LLC
Dallas, Texas
March 5, 2026

325 North Saint Paul Street
Suite 3100
Dallas, Texas 75201
214.738.1998

# INTEGRITY FUNDS DISTRIBUTOR, LLC
## (A WHOLLY-OWNED SUBSIDIARY OF CORRIDOR INVESTORS, LLC)
### CLAIM OF EXCEPTION FROM RULE 15c3-3
### DECEMBER 31, 2025

Management has concluded that the Company operates under the provisions of Paragraph (k)(1) of Rule 15c3-3 which limits the Company's business to mutual funds and/or variable annuities. Management has also concluded that the Company, to the best of its knowledge and belief, has met the identified exemption provisions throughout the most recent fiscal year without exception.

Shannon Radke – President/CEO Date



**Sanville & Company LLC**
Philadelphia | New York | Dallas

**Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures**

To the Member and Those Charged With Governance
Integrity Funds Distributor, LLC

**Basis for Procedures**
We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below, on the accompanying SIPC-3for the year ended December 31, 2025. Management of Integrity Funds Distributor, LLC (the Company) is responsible for its SIPC-3 and for its compliance with the applicable instructions on SIPC-3.

Management of the Company has agreed to and acknowledged that the procedures performed are appropriate to meet the intended purpose of assisting you and SIPC in evaluating the Company's compliance with the exclusion requirements from membership in SIPC under section 78ccc(a)(2)(A) of the Securities Investor Protection Act of 1970 for the year ended December 31, 2025, as noted on the accompanying SIPC-3. Additionally, SIPC has agreed to and acknowledged that the procedures performed are appropriate for their intended purpose. This report may not be suitable for any other purpose. The procedures performed may not address all the items of interest to a user of this report and may not meet the needs of all users of this report and, as such, users are responsible for determining whether the procedures performed are appropriate for their purposes. The appropriateness of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the appropriateness of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

**Procedures and Findings**
The procedures we performed and our findings are as follows:

1. Compared the Total amount included in the accompanying Schedule of Form SIPC-3 Revenues prepared by the Company for the year ended December 31, 2025, to the total revenues in the Company's audited financial statements included on Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2025, noting no differences.

2. Compared the amount in each revenue classification reported in the Schedule of Form SIPC-3 Revenues prepared by the Company for the year ended December 31, 2025, to supporting schedules and working papers, noting no differences.

3. Recalculated the arithmetical accuracy of the Total Revenues amount reflected in the Schedule of Form SIPC-3 Revenues prepared by the Company for the year ended December 31, 2025, and in the related schedules and working papers, noting no differences.

We were engaged by the Company to perform this agreed-upon procedures engagement and conducted our engagement in accordance with attestation standards established by the American Institute of Certified Public Accountants and in accordance with the standards of the Public Company Accounting Oversight Board (United States). We were not engaged to, and did not, conduct an examination or a review engagement, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's SIPC-3and for its compliance with the exclusion requirements from membership in SIPC

325 North Saint Paul Street
Suite 3100
Dallas, Texas 75201
214.738.1998

under section 78ccc(a)(2)(A) of the Securities Investor Protection Act of 1970 for the year ended December 31, 2025. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements related to our agreed-upon procedures engagement.

This report is intended solely for the information and use of the Company and SIPC and is not intended to be, and should not be, used by anyone other than these specified parties.

*Sanville & Company, LLC*

Sanville & Company, LLC
Dallas, Texas
March 5, 2026

**Integrity Funds Distributor, LLC**

**Schedule of Form SIPC-3 Revenues for the year ended December 31, 2025**

| Amount ($) | Business activities through which revenue was earned |
|---|---|
| $0 | Business conducted outside the United States and its territories and possessions |
| $2,097,441 | Distribution of shares of registered open end investment companies or unit investment trusts |
| $0 | Sale of variable annuities |
| $0 | Insurance commissions and fees |
| $0 | Investment advisory services to one of more registered investment companies or insurance company separate accounts |
| $0 | Transactions in securities futures products |
| **$2,097,441** | **Total Revenues** |